SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-14201

A.                                   Full title of the Plans and the address of the Plans, if different from that of the issuer named below:

Sempra Energy Savings Plan,
Sempra Energy Trading Retirement Savings Plan,
Twin Oaks Retirement Savings Plan,
San Diego Gas & Electric Company Savings Plan
and
Southern California Gas Company Retirement Savings Plan

B.                                     Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office:

Sempra Energy,
101 Ash Street, San Diego, CA  92101-3017

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Sempra Energy Trading Retirement Savings Plan
Twin Oaks Retirement Savings Plan

SIGNATURES

EXHIBITS

23.1	Consent of Deloitte & Touche LLP
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SEMPRA ENERGY
SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2002 and 2001 and
Independent Auditors’ Report

SEMPRA ENERGY SAVINGS PLAN

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS’ REPORT

Sempra Energy Savings Plan

We have audited the accompanying statements of assets available for benefits of Sempra Energy Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2003

1

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

CASH AND CASH EQUIVALENTS	$—	$11

INVESTMENT:
At fair value:
Investment in Master Trust	90,069	131,014

RECEIVABLES:
Dividends	386	528
Employer contributions	687	1,272

Total receivables	1,073	1,800

ASSETS AVAILABLE FOR BENEFITS	$91,142	$132,825

See notes to financial statements.

2

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

ADDITIONS:
Net investment (loss) income:
Equity in net investment (loss) income of the Master Trust	$(10,231)	$499
Less investment expenses	33	39

Net investment (loss) income	(10,264)	460

Contributions:
Employer	3,350	4,337
Participating employees	11,191	12,217

Total contributions	14,541	16,554

Transfers from plans of related entities	1,819	258

Net additions	6,096	17,272

DEDUCTION:
Distributions to participants or their beneficiaries	5,787	7,148
Transfers to plans of related entities	41,992	—

Total deductions	47,779	7,148

NET (DECREASE) INCREASE	(41,683)	10,124

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	132,825	122,701

End of year	$91,142	$132,825

See notes to financial statements.

3

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.             PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended to allow Employer contributions to be funded, in part, from the Sempra Energy Stock Ownership Plan and Trust, effective January 1, 2000.

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan.  The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust - Balanced Fund.

Effective July 1, 2000, Sempra Energy Services Savings Plan assets held in the Sempra Energy Savings Master Trust (the “Master Trust”) at T. Rowe Price Trust Company (“T. Rowe Price”), merged with the Sempra Energy Savings Plan.  All remaining assets of the Sempra Energy Services Savings Plan transferred into the Plan in April 2002.

On, September 20, 2001, the California Public Utilities Commission approved Sempra Energy’s request to integrate the management teams of the California Utilities.  The decision retains the separate identities of each utility and is not a merger.  Instead, utility integration is a reorganization that consolidates senior management functions of the two utilities and returns to utilities the majority of shared support services previously provided by Sempra Energy’s centralized corporate center.  Integration is expected to result in more efficient and effective operations.  The resulting transfer of employees took place on April 1, 2002.  The Plan assets of the employees who returned a written request to have their assets transferred to the utilities from Sempra Energy were transferred to the Plan of the receiving company throughout the year following receipt of their request.

During the year, employees transfer between the Company and related entities for various reasons.  These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Company, such as legal and accounting fees.  All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

4

Participating Employee Contributions – Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25%, in 2002, and 15%, in 2001, of eligible pay on a pre-tax basis, an after-tax basis, or a combination.  The IRC limited total individual pre-tax contributions to $11,000 and $10,500, in 2002 and 2001, respectively.  On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $1,000 on a pre-tax basis in 2002 (increasing to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution up to the first 6% of eligible pay.  The Company’s matching contributions are invested in Sempra Energy common stock.  Employer contributions are funded, in part, from the Sempra Energy Stock Ownership Plan and Trust.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy.  Incentive contributions of 0.814% and 1% of eligible compensation were made for 2002 and 2001, respectively.  The incentive contributions were made on March 14, 2003 and March 15, 2002 to all employees employed on December 31, 2002 and 2001, respectively.  For the 2001 incentive, the contributions were made in the form of cash, which was then used to purchase Sempra Energy common stock.  For the 2002 incentive, the contributions were made in the form of newly issued shares of Sempra Energy common stock.

Participant Accounts—Separate accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contributions and the Employer’s nonelective matching contribution, discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees.  Allocations are based on participants’ contributions or account balances, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers or a broad range of funds through a brokerage account.  Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage account.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Company stock for any portion of their account held in Company stock at their termination of employment with the Company, retirement date, permanent disability or in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, the assets of the plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the recordkeeper for investment management services were $32,626 and $38,853 for the years ended December 31, 2002 and 2001, respectively.

5

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.             TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.             PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust.  A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less.  The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan.  Participants may have up to two loans outstanding, one of which can be a primary residence loan.  Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years.  All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.             INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes.  The Plan has an approximate interest of 10% and 14% in the assets available for benefits of the Master Trust at December 31, 2002 and 2001 respectively.

Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance.  Net earnings include interest income, dividend income and net appreciation (depreciation) of investments.  Benefit payments, contributions and expenses are made on a specific-identification basis.

6

The assets available for benefits of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Sempra Energy common stock	$532,653	$530,473
Common/collective trusts	253,055	282,049
Mutual funds	125,883	123,453
Participant loans	24,880	22,794

Assets available for benefits	$936,471	$958,769

Net (depreciation) appreciation and dividend and interest income of the Master Trust for the year ended December 31, 2002 and 2001 is summarized as follows:

	2002	2001

Net (depreciation) appreciation of investments:
Sempra Energy common stock	$(16,142)	$30,265
Common/collective trusts	(50,847)	(33,132)
Mutual funds	(12,802)	1,281
Dividends	23,088	22,802
Interest	1,933	1,930

The following presents investments that represent 5% or more of the Plan’s assets at December 31, 2002 and 2001:

	2002	2001

Sempra Energy common stock	$36,779	$52,042
T. Rowe Price Equity Index Trust	18,491	33,279
T. Rowe Price Small-Cap Stock Fund	9,068	13,400
T. Rowe Price Retirement Strategy Trust - Balanced	5,761	7,046
TRP Stable Value Fund	5,333	4,684

The Plan and Master Trust invest in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

7

6.     NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock.  These contributions are classified as non-participant directed investments.  Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the year ended December 31, 2002 and 2001 are as follows:

	2002	2001

Assets:
Sempra Energy common stock	$25,610	$35,409

Changes in Assets:
Contributions	$3,350	$4,337
Net investment income	(1,229)	3,372
Distributions to participants or their beneficiaries	(1,619)	(1,769)
Transfers to plans of related entities	(10,301)	(81)

Total changes in assets	$(9,799)	$5,859

******

8

SAN DIEGO GAS &
ELECTRIC COMPANY
SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2002 and 2001 and
Independent Auditors’ Report

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS’ REPORT

San Diego Gas & Electric Company Savings Plan

We have audited the accompanying statements of assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2003

1

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

CASH AND CASH EQUIVALENTS	$7	$1

INVESTMENT:
At fair value:
Investment in Master Trust	338,826	315,990

RECEIVABLES:
Dividends	1,672	1,437
Employer contributions	1,778	1,489

Total receivables	3,450	2,926

ASSETS AVAILABLE FOR BENEFITS	$342,283	$318,917

See notes to financial statements.

2

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

ADDITIONS:
Net investment (loss) income:
Equity in net investment (loss) income of the Master Trust	$(21,826)	$6,308
Less investment expenses	112	106

Net investment (loss) income	(21,938)	6,202

Contributions:
Employer	7,115	5,417
Participating employees	22,634	16,816

Total contributions	29,749	22,233

Transfers from plans of related entities	42,097	—

Net additions	49,908	28,435

DEDUCTIONS:
Distributions to participants or their beneficiaries	25,600	50,180
Transfers to plans of related entities	942	1,647

Total deductions	26,542	51,827

NET INCREASE (DECREASE)	23,366	(23,392)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	318,917	342,309

End of year	$342,283	$318,917

See notes to financial statements.

3

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.             PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the “Company” or “Employer”) with retirement benefits.  Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution.  Employees make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan.  The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust -Balanced Fund.

On, September 20, 2001, the California Public Utilities Commission approved Sempra Energy’s request to integrate the management teams of the California Utilities.  The decision retains the separate identities of each utility and is not a merger.  Instead, utility integration is a reorganization that consolidates senior management functions of the two utilities and returns to utilities the majority of shared support services previously provided by Sempra Energy’s centralized corporate center.  Integration is expected to result in more efficient and effective operations.  The resulting transfer of employees took place on April 1, 2002.  The Plan assets of the employees who returned a written request to have their assets transferred to the utilities from Sempra Energy were transferred to the Plan of the receiving company throughout the year following receipt of their request.

During the year, employees transfer between the Company and related entities for various reasons.  These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25%, in 2002, and 15%, in 2001, of eligible pay on a pre-tax basis, an after-tax basis, or a combination.  The IRC limited total individual pre-tax contributions to $11,000 and $10,500, in 2002 and 2001, respectively.  On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $1,000 on a pre-tax basis in

4

2002 (increasing to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay. The Company’s matching contributions are invested in Sempra Energy common stock.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy.  Incentive contributions of 0.814% and 1% of eligible compensation were made for 2002 and 2001, respectively.  The incentive contributions were made on March 14, 2003 and March 15, 2002 to all employees employed on December 31, 2002 and 2001, respectively.  For the 2001 incentive, the contributions were made in the form of cash, which was then used to purchase Sempra Energy common stock.  For the 2002 incentive, the contributions were made in the form of newly issued shares of Sempra Energy common stock.

Participant Accounts—Separate accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contributions, the Employer’s nonelective matching contribution and discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees.  Allocations are based on participants’ contributions or account balances, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers or a broad range of funds through a brokerage account.  Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage account.

Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Cash dividends will be paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Company stock for any portion of their account held in Company stock at their termination of employment with the Company, retirement date, permanent disability or in the event of death.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of termination, the assets of the plan will be distributed to the participants.

Reclassifications—For 2001 certain amounts have been reclassified to conform to the 2002 presentation.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the recordkeeper for investment management services were $112,151 and $105,887 for the years ended December 31, 2002 and 2001, respectively.

5

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.             TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.             PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust.  A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less.  The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan.  Participants may have up to two loans outstanding, one of which can be a primary residence loan.  Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years.  All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.             INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes.  The Plan had interests of approximately 36% and 33% in the assets available for benefits of the Master Trust at December 31, 2002 and 2001, respectively.

Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account.  Net earnings include interest income, dividend income and net appreciation (depreciation) of investments.  Benefit payments, contributions and expenses are made on a specific-identification basis.

6

The assets available for benefits of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Sempra Energy common stock	$532,653	$530,473
Common/collective trusts	253,055	282,049
Mutual funds	125,883	123,453
Participant loans	24,880	22,794

Assets available for benefits	$936,471	$958,769

Net (depreciation) appreciation, dividend and interest income for the Master Trust for the year ended December 31, 2002 and 2001 are as follows:

	2002	2001

Net (depreciation) appreciation of investments:
Sempra Energy common stock	$(16,142)	$30,265
Common/collective trusts	(50,847)	(33,132)
Mutual funds	(12,802)	1,281
Dividends	23,088	22,802
Interest	1,933	1,930

The following investments represent 5% or more of the Plan’s assets at December 31, 2002 and 2001:

	2002	2001

Sempra Energy common stock	$182,614	$166,369
T. Rowe Price Equity Index Trust	58,090	66,574
T. Rowe Price Small-Cap Stock Fund	33,346	34,150
Fidelity U.S. Bond Index Fund	17,219	11,224

The Plan and Master Trust invest in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

7

6.             NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the Sempra Energy common stock for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Assets:
Sempra Energy common stock in the Master Trust	$99,690	$88,051

Changes in Assets:
Contributions	$7,115	$5,409
Net investment income	1,762	8,894
Distributions to participants or their beneficiaries	(7,609)	(14,923)
Transfers to (from) plans of related entities	10,371	(413)

Total changes in assets	$11,639	$(1,033)

*******

8

SOUTHERN CALIFORNIA
GAS COMPANY
RETIREMENT SAVINGS
PLAN

Financial Statements for the Years Ended
December 31, 2002 and 2001and
Independent Auditors’ Report

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS’ REPORT

Southern California Gas Company Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2003

1

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

CASH AND CASH EQUIVALENTS	$96	$215

INVESTMENT:
At fair value:
Investment in Master Trust	494,335	502,686

RECEIVABLES:
Dividends	2,803	2,717
Employer contributions	781	887

Total receivables	3,584	3,604

ASSETS AVAILABLE FOR BENEFITS	$498,015	$506,505

See notes to financial statements.

2

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

ADDITIONS:
Net investment (loss) income:
Equity in net investment (loss) income of the Master Trust	$(21,885)	$16,347
Investment expenses	194	205

Net investment (loss) income	(22,079)	16,142

Contributions:
Employer	8,285	7,596
Participating employees	25,396	22,094

Total contributions	33,681	29,690

Transfers from plans of realted entities	753	1,096

Net additions	12,355	46,928

DEDUCTIONS:
Distributions to participants or their beneficiaries	19,835	19,542
Transfers to plans of related entities	1,010

Total deductions	20,845	19,542

NET (DECREASE) INCREASE	(8,490)	27,386

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	506,505	479,119

End of year	$498,015	$506,505

See notes to financial statements.

3

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.                                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the “Company” or “Employer”) with retirement benefits.  Effective January 1, 2001, all employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan.  The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust - Balanced Fund.

On, September 20, 2001, the California Public Utilities Commission approved Sempra Energy’s request to integrate the management teams of the California Utilities.  The decision retains the separate identities of each utility and is not a merger.  Instead, utility integration is a reorganization that consolidates senior management functions of the two utilities and returns to utilities the majority of shared support services previously provided by Sempra Energy’s centralized corporate center.  Integration is expected to result in more efficient and effective operations.  The resulting transfer of employees took place on April 1, 2002.  The Plan assets of the employees who returned a written request to have their assets transferred to the utilities from Sempra Energy were transferred to the Plan of the receiving company throughout the year following receipt of their request.

During the year, employees transfer between the Company and related entities for various reasons.  These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions: Non-Represented and Represented Employees—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25%, in 2002, and 15%, in 2001, of eligible pay on a pre-tax basis, an after-tax basis, or a combination.  The IRC limited total individual pre-tax contributions to $11,000 and $10,500, in 2002 and 2001, respectively.  On January 1, 2002, catch-up contributions were permitted for participants of at least

4

50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $1,000 on a pre-tax basis in 2002 (increasing to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay.  The Company’s matching contributions are invested in Sempra Energy common stock.  Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust.  Both represented and non-represented employees are eligible for the employer nonelective matching contribution after completing one year of service.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for non-represented employees.  Incentive contributions of 0.814% and 1% of eligible compensation were made for 2002 and 2001, respectively.  The incentive contributions were made on March 14, 2003 and March 15, 2002 to all employees employed on December 31, 2002 and 2001, respectively.  For the 2001 incentive, the contributions were made in the form of cash, which was then used to purchase Sempra Energy common stock.  For the 2002 incentive, the contributions were made in the form of newly issued shares of Sempra Energy common stock.

Participant Accounts—Separate accounts are maintained for each participant.  Each participant employee’s account is credited with the participant’s contributions, the Employer’s nonelective matching contributions and discretionary incentive contributions, and an allocation of investment earnings and fees.  Allocations are based on participants’ contributions or account balances, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers or a broad range of funds through a brokerage account.  Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage account.

Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Cash dividends will be paid to former employees who elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Company stock for any portion of their account held in Company stock at their termination of employment with the Company, retirement date, permanent disability or in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of termination, the assets of the plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions.

5

Fees paid by the Plan to the recordkeeper for investment management services were $193,657 and $204,648 for the years ended December 31, 2002 and 2001, respectively.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest which approximates fair value. Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.                                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust.  A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less.  The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan.  Participants may have up to two loans outstanding, one of which can be a primary residence loan.  Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years.  All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.                                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price and consist of an interest in the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes.  The Plan had interests of approximately 53% and 52% in the assets available for plan benefits of the Master Trust at December 31, 2002 and 2001, respectively.

Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account.  Net earnings include interest income, dividend income and net appreciation (depreciation) of investments.  Benefit payments, contributions and expenses are made on a specific-identification basis.

6

The assets available for benefits of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Sempra Energy common stock	$532,653	$530,473
Common/collective trusts	253,055	282,049
Mutual funds	125,883	123,453
Participant loans	24,880	22,794

Assets available for benefits	$936,471	$958,769

Net (depreciation) appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Net (depreciation) appreciation of investments:
Sempra Energy common stock	$(16,142)	$30,265
Common/collective trusts	(50,847)	(33,132)
Mutual funds	(12,802)	1,281
Dividends	23,088	22,802
Interest	1,933	1,930

The following investments represent 5% or more of the Plan’s assets at December 31, 2002 and 2001:

	2002	2001

Sempra Energy common stock	$308,634	$308,863
T. Rowe Price Equity Index Trust	66,238	83,455
TRP Stable Value Fund	27,919	22,636

The Plan and Master Trust invest in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

7

6.                                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock.  These contributions are classified as non-participant directed investments.  Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Assets:
Sempra Energy common stock in the Master Trust	$145,941	$142,929

Changes in Assets:
Contributions	$8,266	$7,596
Net investment income	715	12,387
Distributions to employees, retirees or their beneficiaries	(5,898)	(6,228)
Transfers (to) from plans of related entities	(71)	309

Total changes in assets	$3,012	$14,064

******

8

SEMPRA ENERGY TRADING
RETIREMENT SAVINGS
PLAN

Financial Statements for the Years Ended
December 31, 2002 and 2001 and
Independent Auditors’ Report

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS’ REPORT

Sempra Energy Trading Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of Sempra Energy Trading Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2003

1

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

INVESTMENT:
At fair value:	$12,654	$9,079
Investment in Master Trust

RECEIVABLES:
Dividends	48	33
Employer contributions	272	244

Total receivables	320	277

ASSETS AVAILABLE FOR BENEFITS	$12,974	$9,356

See notes to financial statements.

2

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2002	2001

ADDITIONS:
Net investment loss:
Equity in net investment loss of the Master Trust	$(826)	$(7)
Less investment expenses	4	3

Net investment loss	(830)	(10)

Contributions:
Employer	1,287	859
Participating employees	3,780	1,883

Total contributions	5,067	2,742

Transfers from plans of related entities	1	21

Total additions	4,238	2,753

DEDUCTIONS:
Distributions to participants or their beneficiaries	620	250

NET INCREASE	3,618	2,503

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,356	6,853

End of year	$12,974	$9,356

See notes to financial statements.

3

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002 AND 2001

1.                                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy Trading or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits.  Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution.  Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan.  The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust - Balanced Fund.

During the year, employees transfer between the Company and related entities for various reasons.  These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions— Pursuant section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25%, in 2002, and 15%, in 2001, of eligible pay on a pre-tax basis, an after-tax basis, or a combination.  The IRC limited total individual pre-tax contributions to $11,000 and $10,500, in 2002 and 2001, respectively.  On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $1,000 on a pre-tax basis in 2002 (increasing to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee worked at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant’s contributions and years of service as follows:

Less than five years of service…. 1/3 of participant contributions up to 6% of eligible pay

Five to nine years of service….… 2/3 of participant contributions up to 6% of eligible pay

Ten years or more of service…100% of participant contributions up to 6% of eligible pay

4

The Company also provides an additional matching contribution of 15% of the participant’s total pre-tax contribution, subject to certain limitations described in the Plan document.

The Company’s matching contributions are invested in Sempra Energy common stock.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 0.814% and 1% of eligible compensation were made for 2002 and 2001, respectively.  The incentive contributions were made on March 14, 2003 and March 15, 2002 to all employees employed on December 31, 2002 and 2001, respectively.  For the 2001 incentive, the contributions were made in the form of cash, which was then used to purchase Sempra Energy common stock.  For the 2002 incentive, the contributions were made in the form of newly issued shares of Sempra Energy common stock.

Participant Accounts—Separate accounts are maintained for each participant.  Each participant employee’s account is credited with the participant’s contributions, the Employer’s non-elective matching contribution and discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees.  Allocations are based on participants’ contributions or account balances, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5).  Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers or a broad range of funds through a brokerage account.  Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage account.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Company stock for any portion of their account held in Company stock at their termination of employment with the Company, retirement date, permanent disability or in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of termination, the assets of the plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the recordkeeper for investment management services were $3,656 and $2,819 for the years ended December 31, 2002 and 2001, respectively.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period.  Actual results could differ from those estimates.

5

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.                                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust.  A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less.  The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan.  Participants may have up to two loans outstanding, one of which can be a primary residence loan.  Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years.  All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.                                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes.  The Plan had an approximate 1% interest in the assets available for plan benefits of the Master Trust at both December 31, 2002 and 2001.

Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account.  Net earnings include interest income, dividend income and net appreciation (depreciation) of investments.  Benefit payments, contributions and expenses are made on a specific-identification basis.

The assets available for benefits of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Sempra Energy common stock	$532,653	$530,473
Common/collective trusts	253,055	282,049
Mutual funds	125,883	123,453
Participant loans	24,880	22,794

Assets available for benefits	$936,471	$958,769

6

Net (depreciation) appreciation and dividend and interest income for the Master Trust for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Net (depreciation) appreciation of investments:
Sempra Energy common stock	$(16,142)	$30,265
Common/collective trusts	(50,847)	(33,132)
Mutual funds	(12,802)	1,281
Dividends	23,088	22,802
Interest	1,933	1,930

The following investments represent 5% or more of the Plan’s assets at December 31, 2002 and 2001:

	2002	2001

Sempra Energy common stock	$4,572	$3,198
T. Rowe Price Equity Index Trust	1,833	1,725
T. Rowe Price Small-Cap Stock Fund	1,341	1,153
T. Rowe Price Retirement Strategy Trust - Conservative Growth	744	697
T. Rowe Price Retirement Strategy Trust - Balanced Fund	740	541
Fidelity Select International Fund	636	504
TRP Stable Value Fund	1,180	349
Fidelity US Bond Index Fund	715	279

The Plan and Master Trust invest in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock.  These contributions are classified as non-participant directed investments.  Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Assets:
Sempra Energy common stock in the Master Trust	$4,147	$2,942

Changes in Assets:
Contributions	$1,287	$859
Net investment income	79	286
Distributions to participants or their beneficiaries	(162)	(86)
Transfers from plans of related entities	1	1

Total changes in assets	$1,205	$1,060

******

7

TWIN OAKS
RETIREMENT
SAVINGS PLAN

Financial Statements for the Period From
November 1, 2002 (Inception of Plan) Through
December 31, 2002 and
Independent Auditors’ Report

TWIN OAKS RETIREMENT SAVINGS PLAN

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS’ REPORT

Twin Oaks Retirement Savings Plan

We have audited the accompanying statement of assets available for benefits of Twin Oaks Retirement Savings Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in assets available for benefits for the period from November 1, 2002 (inception of plan) through December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and the changes in assets available for benefits for the period from November 1, 2002 (inception of plan) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2003

TWIN OAKS RETIREMENT SAVINGS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002

(DOLLARS IN THOUSANDS)

INVESTMENT:
At fair value:
Investment in Master Trust	$584

ASSETS AVAILABLE FOR BENEFITS	$584

See notes to financial statements.

TWIN OAKS RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FROM NOVEMBER 1, 2002 (INCEPTION OF PLAN)

THROUGH DECEMBER 31, 2002

(DOLLARS IN THOUSANDS)

ADDITIONS:
Net investment loss:
Equity in net investment loss of the Master Trust	$(2)
Contributions:
Employer	30
Participating employees	556

Net additions	584

NET INCREASE	584

ASSETS AVAILABLE FOR BENEFITS:
Inception of Plan	—

End of year	$584

See notes to financial statements.

TWIN OAKS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FROM NOVEMBER 1, 2002 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 2002

1.                                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Twin Oaks Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Twin Oaks or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits.  Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution.  Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan.  The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust - Balanced Fund.

Administration—Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limits total individual pre-tax contributions in calendar year 2002 to $11,000.  Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $1,000 on a pre-tax basis in 2002 (increasing to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee worked at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant’s contributions up to 6% of eligible pay.  The Company’s matching contributions are invested in Sempra Energy common stock.  Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust.

Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution of not less than 3% and not more than 6%

of the participant’s eligible pay.  For 2002, no incentive contributions were made.  If contributions were made, those contributions would be in the form of cash, which then would be used to purchase newly issued shares of Sempra Energy common stock.

Participant Accounts—Separate accounts are maintained for each participant.  Each participant employee’s account is credited with the participant’s contributions, the Employer’s non-elective matching contribution and discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees.  Allocations are based on participants’ contributions or account balances, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Company stock for any portion of their account held in Company stock at their termination of employment with the Company, retirement date, permanent disability or in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of termination, the assets of the plan will be distributed to the participants.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                                      TAX STATUS

The Company is in the process of requesting from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC.  The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.                                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust.  A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less.  The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan.  Participants may have one loan outstanding.  Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years.  All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.                                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes.  The Plan had less than 1% interest in the assets available for plan benefits of the Master Trust at December 31, 2002.

Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account.  Net earnings include interest income, dividend income and net appreciation (depreciation) of investments.  Benefit payments, contributions and expenses are made on a specific-identification basis.

The assets available for benefits of the Master Trust at December 31, 2002 are summarized as follows:

Sempra Energy common stock	$532,653
Common/collective trusts	253,055
Mutual funds	125,883
Participant loans	24,880

Assets available for benefits	$936,471

Net depreciation, dividends and interest income for the Master Trust for the year ended December 31, 2002 are as follows:

Net depreciation of investments:
Sempra Energy common stock	$(16,142)
Common/collective trusts	(50,847)
Mutual funds	(12,802)
Dividends	23,088
Interest	1,933

The following investments represent 5% or more of the Plan’s assets at December 31, 2002:

TRP Stable Value Fund	$142
T. Rowe Price Retirement Strategy Trust - Balanced Fund	89
T. Rowe Price Equity Index Trust	76
Participant loans	67
Summit Cash Reserves	65
Sempra Energy common stock	55
T. Rowe Price Small-Cap Stock Fund	46

The Plan and Master Trust invest in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock.  These contributions are classified as non-participant directed investments.  Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments as of December 31, 2002 and for the period from November 1, 2002 (inception) through December 31, 2002 are as follows:

Assets:
Sempra Energy common stock in the Master Trust	$31

Changes in Assets:
Contributions	$30
Net investment income	1

Total changes in assets	$31

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

San Diego Gas & Electric Company Savings Plan

Date: June 27, 2003	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Sempra Energy Savings Plan

Date: June 27, 2003	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Sempra Energy Trading Retirement Savings Plan

Date: June 27, 2003	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Twin Oaks Retirement Savings Plan

Date: June 27, 2003	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Southern California Gas Company Retirement Savings Plan

Date: June 27, 2003	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy